"Exemption No. 82-1357"

Continental

Press Release

04035188

SUPPL

Continental Offer for Phoenix AG Successful

- **Automotive supplier disposes over more than 75 percent of Phoenix shares**
- **Takeover now hinges fully on outcome of EU antitrust proceedings**

Hannover/Hamburg, June 29, 2004. Continental AG's takeover offer for Phoenix AG, Hamburg, has gotten over a major hurdle. With expiration of the offer deadline at 12 a.m. Monday evening, the international automotive supplier disposed over more than 75% of the Phoenix shares. Continental has thus attained the qualified majority it had defined as a condition for the takeover. This opens the way to wide-ranging possibilities for shaping the future of Phoenix AG. At this point the success of the takeover undertaking hinges completely on the outcome of the EU commission's antitrust proceedings. Continental will publish the final number of Phoenix shares offered through to expiration of the acceptance deadline (June 28, 2004) in the "Börsenzeitung" on Saturday, July 3.

With the acceptance rate of 75 percent now having been exceeded, a statutorily mandated two-week deadline extension ensues. All Phoenix shareholders who have not yet offered their shares to Continental AG can do so in the period from July 4 to July 19, 2004.

"We are extremely happy that the fair offer we made has been accepted and are confident that no fundamental problems will arise in the antitrust investigation," said Continental Executive Board chairman Manfred Wennemer on Tuesday. Continental will pay Phoenix shareholders 15 euros per share as soon as the EU has given the go-ahead for the takeover – at the very latest in October.

dlw 7/6

.../2

Continental AG regards the takeover of Phoenix AG, which has now moved crucially closer to realization, as a logical step in the strategy to further develop the ContiTech division as one of the world's leading specialists in rubber and plastics technology. In 2003 ContiTech reported sales of around 1.8bn euros.

"This addition to the Continental Corporation improves joint competitiveness and long-term development potential. We expect the association of ContiTech and Phoenix to yield synergies of at least 30 million euros annually," said Wennemer.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of 11.5 billion euros. At present it has a worldwide workforce of nearly 72,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

"Exemption No. 82-1357"

Continental

Press Release

Continental AG does not change Phoenix offer

- **Price of 15 euros per share fair – no change**
- **Acceptance rate of 75 percent crucial to offer**

Hannover/Hamburg, June 26, 2004. Continental AG, Hannover, stands firm on the conditions of its offer for a takeover of Phoenix AG, Hamburg. "The price of 15 euros per share has been recognized as fair and reasonable. The threshold acceptance rate of 75 percent is essential. Only with a qualified majority is there sufficient flexibility for an effective combination of ContiTech and Phoenix," commented Continental Executive Board chairman Manfred Wennemer on Saturday. At this point, according to German law, the terms of the offer can no longer be changed.

Phoenix shareholders now have only until 12 midnight on Monday, June 28 to accept the offer. By Friday Continental had secured 58.75 percent of the Phoenix shares. "We are confident that on Monday the shares needed will yet be tendered," said Wennemer. "The offer price of 15 euros per share is attractive for all Phoenix shareholders."

Continental AG continues to regard the planned takeover of Phoenix AG as a logical step in its strategy of further developing its ContiTech division as one of the world's leading specialists for rubber and plastics technology. In 2003 ContiTech realized sales of approx. EUR 1.8 billion.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR 11.5 billion. At present it has a worldwide workforce of nearly 72,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485, Fax: -1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278, Fax: 1055
E-Mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Continental

Press Release

RECEIVED
2004 JUL -6 A 8:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

"Exemption No. 82-1357"

Continental Suspends Tire Production at Mayfield Plant

Hannover/Mayfield, KY, June 29, 2004. Today, Continental Tire North America, Inc. (CTNA) announced that it has made the decision to indefinitely suspend tire production at its Mayfield, Kentucky plant by December 31, 2004. The plant is still valuable to CTNA, therefore there are no plans to close the facility. Mixing facilities and some warehousing operations will continue in Mayfield. The action will include a work force reduction in the plant and will affect 715 hourly and 112 salary positions. CTNA will be working with appropriate agencies to ease the transition for affected employees.

"This was not an easy decision, as we have been weighing our options at Mayfield for some time. We must remain cost-competitive in the market and our industry," said Martien de Louw, President and CEO for CTNA and Member of the Executive Board of Continental AG, responsible for the division Passenger and Light Truck Tires. "Unfortunately this was our only option, as Mayfield remains the highest cost plant for Continental. Both salary and hourly employees will be affected and we will do our utmost to assist them at this difficult time."

CTNA will continue to produce tires in other North American facilities, in order to serve its customers and consumers who have come to trust the products and brands.

Continental Tire North America, Inc. (www.continentaltire.com), based in Charlotte, is a group company of Germany-based Continental AG, a leading systems supplier to the automotive industry. Continental Tire North America, Inc. has almost 6,500 employees and operates six plants in North America. It is a major supplier to the original equipment and replacement tire markets, selling Continental, General, Euzkadi and private brands.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5 billion. At present it has a worldwide workforce of nearly 72,000.

Hannes Boekhoff
Head of Press
Tel.: +49 511-938-1278
Fax: +49 511-938-1055
E-Mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Continental

Press Release

"Exemption No. 82-1357"

EU Commission Extends Phoenix Antitrust Proceedings

Continental AG sees no fundamental reservations

Hannover/Hamburg, June 29, 2004. Continental AG, Hannover, has taken note of the EU commission's decision to investigate the planned takeover of Phoenix AG, Hamburg, in so-called Phase II proceedings. The company expects a decision to be forthcoming before October. "In view of the intensive international competition in the business segments in which ContiTech and Phoenix are active, we still assume that no fundamental problems with antitrust laws will arise," said the Continental Executive Board chairman Manfred Wennemer on Tuesday. He appeared confident that any reservations the antitrust enforcers may have can be eliminated in the course of the extended proceedings.

In explaining its reasons for the necessity of Phase II proceedings, the EU Commission pointed to the need to study corporate operations in the areas of air suspension and some conveyor belt systems. "In both sectors we are involved in extremely specialized product areas with strong international competition and fierce price competition, also due to local suppliers," explained ContiTech general manager Gerhard Lerch.

With expiration of the offer deadline at 12 a.m. Monday evening, the international automotive supplier disposed over more than 75% of the Phoenix shares. Continental has thus attained the qualified majority it had defined as a condition for the takeover. With the acceptance rate of 75 percent now having been exceeded, a statutorily mandated two-week deadline extension ensues. All Phoenix shareholders who have not yet offered their shares to Continental AG can do so in the period from July 4 to July 19, 2004.

.../2

Continental Vahrenwalder Straße 9 Phone +49 (0)511 938-1278 www.conti-online.com

Continental AG regards the planned takeover of Phoenix as a logical step in the strategy of further developing its ContiTech division as one of the world's leading specialists in the area of rubber and plastics technology. In 2003 ContiTech reported sales of around 1.8bn euros.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of 11.5 billion euros. At present it has a worldwide workforce of nearly 72,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com